April 2007	Filed pursuant to Rule 433 / Dated March 30, 2007
Relating to Preliminary Pricing Supplement No. 245 dated March 29, 2007
Registration Statement No. 333-131266

Structured Investments
Opportunities in Commodities
Commodity-Linked Capital-Protected Notes due April 30, 2012
Based on the Price of Natural Gas
Capital Protected Notes provide investors with exposure to a wide variety of assets and asset classes, including equities, commodities and currencies with limited or no downside risk to the initial investment. They are for investors who are concerned about principal risk and who are willing to forgo market interest rates in exchange for principal protection and upside exposure to the underlying assets.

S U M M AR Y T E R M S
Issuer:		Morgan Stanley
Issue price:		$1,000
Stated principal amount:		$1,000
Pricing date:		April , 2007
Original issue date:		April , 2007
Maturity date:		April 30, 2012
Principal protection:		100%
Interest:		None
Payment at maturity:		The lesser of (i) $1,000 + supplemental redemption amount (if any) and (ii) the maximum payment amount
Supplemental redemption amount:		$1,000 x natural gas price change x participation rate
Participation rate:		170% to 240%. The participation rate will be determined on the pricing date.
Natural gas price change:		final average natural gas price – initial natural gas price initial natural gas price
Initial natural gas price:		The natural gas price on the pricing date
Final average natural gas price:		The arithmetic average of the natural gas prices for each day during the averaging period
Natural gas price:		On any day, the official settlement price per one million British thermal units of the near-month futures contract for natural gas, stated in U.S. dollars, as made public on the New York Mercantile Exchange.
Maximum payment amount:		$1,561 to $1,792. The maximum payment amount will be determined on the pricing date.
Averaging period:		Each trading day from and including April 5, 2012 to and including April 19, 2012.
CUSIP:		617446G78
Listing:		None
Agent:		Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
	Per Note	100%	3.00%	97.00%
	Total	$	$	$
(1) The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor. The lowest price payable by an investor is $990.00 per note. Please see “Issue price” on page 4 for further details.
 (2) For additional information, see “Supplemental Information Concerning Plan of Distribution” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY PRICING SUPPLEMENT DESCRIBING THIS OFFERING, AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Preliminary Pricing Supplement No. 245, dated March 29, 2007
Prospectus Supplement dated January 25, 2006
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Commodity-Linked Capital-Protected Notes
due April 30, 2012

Investment Overview

The Commodity-Linked Capital-Protected Notes due April 30, 2012 (the “Notes”), provide investors with an opportunity to gain exposure to the price of natural gas with no downside risk to their initial investment if the Notes are held to maturity. At maturity, the Notes will pay the lesser of (i) the principal amount of $1,000 plus a supplemental redemption amount based on the increase, if any, in the price of natural gas over the term of the notes and (ii) the maximum payment amount. The supplemental redemption amount provides 1.7 -2.4:1 upside participation (e.g. if the natural gas price change is 10%, the investor receives 100% of principal plus 17%-24% at maturity) subject to the maximum payment amount at maturity of $1,561-$1,792 per Note. The Notes do not pay interest.

Maturity:	5 years
Protection at maturity:	100%
Interest:	None
Payment at maturity:	The lesser of (i) $1,000 + supplemental redemption amount (if any) and (ii) the maximum payment amount
Participation rate:	170%-240% (to be determined on the pricing date)
Maximum payment amount:	$1,561-$1,792 (to be determined on the pricing date)

Natural Gas Overview

Natural Gas is used primarily for residential and commercial heating and in the production of electricity. The price of natural gas to which the return on the Notes is linked is based on the official settlement price of the near-month futures contract for natural gas as made public on the New York Mercantile Exchange. The official settlement price for the natural gas futures contract expiring in any month for delivery in the following month, is often used as the measure of the current price for natural gas.

Information as of market close on March 28, 2007

Bloomberg Ticker:	Ng1
Current Price:	7.558
52 Weeks Ago:	7.214
52 Week High Intraday Index Value (on 11/29/06):	8.871
52 Week Low Intraday Index Value (on 09/27/06):	4.201

Natural Gas Price Performance – Daily Values
January 1, 2002 to March 28, 2007

April 2007	Page 2

Commodity-Linked Capital-Protected Notes
due April 30, 2012

Key Investment Rationale

Exposure to commodities is a component of portfolio diversification. Investors who believe they have underweight exposure to commodities or those concerned about the risks associated with investing in commodities can use the Notes to gain exposure to the price of natural gas while protecting principal at maturity.

Leverage	■	Leveraged upside capped participation (170%-240%) in any natural gas price
Performance		appreciation

Protect	■	100% principal protection at maturity regardless of the performance of the price of
Principal		natural gas

Access	■	Exposure to increases in the price of natural gas
	■	Portfolio diversification from traditional fixed income/equity investments.

Summary of Selected Key Risks (see page 10)

■	No interest payments / possibility of no return

■	Market price of the Notes is affected by many unpredictable factors

■	Inclusion of commissions/projected profit from hedging is likely to adversely affect secondary market prices

■	Issuer credit risk

■	Economic interests of the calculation agent may be potentially adverse to investors

■	Secondary trading may be limited and you could receive less than the stated principal amount per Note if you try to sell your Notes prior to maturity

■	The price of natural gas is volatile and is affected by numerous factors

■	Hedging and trading activity by affiliates of the issuer could adversely affect the price for natural gas and the value of the Notes

■	Suspension or disruptions of market trading in commodity and related futures markets may adversely affect the value of the Notes

Suitability

The Notes may be suitable for investors who:

■	Do not require current income / coupon payments

■	Are capable of understanding the complexities / risks specific to the Notes, and specifically, the price of natural gas

■	Are willing to receive no return on the Notes should the price of natural gas depreciate or not appreciate

April 2007	Page 3

Commodity-Linked Capital-Protected Notes
due April 30, 2012

Fact Sheet

The Notes offered are senior unsecured obligations of Morgan Stanley, will pay no interest, and have the terms described in the preliminary pricing supplement, the prospectus supplement and the prospectus. At maturity, an investor will receive for each $1,000 stated principal amount of Notes that the investor holds, the $1,000, as well as the potential for appreciation based on whether the natural gas price change is positive. Investors will not receive more than the maximum payment amount of $1,561-$1,792 for each Note that they hold at maturity.

Expected Key Dates
Pricing Date:	Original Issue Date:	Maturity Date:
April __, 2007	April __, 2007	April 30, 2012
Key Terms
Issuer:	Morgan Stanley
Issue price:	$1,000 per Note
The Notes will be issued at $1,000 per Note and the agent’s commissions will be $30.00 per Note; provided that the price to public and the agent's commissions for any single transaction to purchase between $1,000,000 to $2,999,999 principal amount of Notes will be $995.00 per Note and $25.00 per Note, respectively; for any single transaction to purchase between $3,000,000 to $4,999,999 principal amount of Notes will be $992.50 per Note and $22.50 per Note, respectively; and for any single transaction to purchase $5,000,000 or more principal amount of Notes will be $990.00 per Note and $20.00 per Note, respectively. Selling concessions allowed to dealers in connection with this offering may be reclaimed by the agent, if, within 30 days of this offering, the agent repurchases the Notes distributed by such dealers.
Stated principal amount:	$1,000
Principal protection:	100% at maturity
Interest:	None
Payment at maturity:	The lesser of (i) $1,000 + supplemental redemption amount (if any) and (ii) the maximum payment amount
Supplemental redemption amount:	$1,000 x natural gas price change x participation rate
Participation rate:	170% to 240%. The participation rate will be determined on the pricing date.
Natural gas price change:

A fraction, the numerator of which is the final average natural gas price minus the initial natural gas price and the denominator of which is the initial natural gas price, which can be expressed by the following formula:

final average natural gas price – initial natural gas price                       initial natural gas price

Initial natural gas price:	The natural gas price on the pricing date
If the initial natural gas price as finally determined by the New York Mercantile Exchange differs from the initial natural gas price specified in the final pricing supplement, we will include the definitive initial natural gas price in an amended pricing supplement.
Final average natural gas price:	The arithmetic average of the natural gas prices for each day during the averaging period
Natural gas price:

On any day, the official settlement price per one million British thermal units of the near-month futures contract for natural gas, stated in U.S. dollars, as made public on the New York Mercantile Exchange.

For a description of how the natural gas price will be determined if the official settlement price is unavailable and in certain other circumstances, please see “Description of Notes – Natural Gas Price” in the accompanying preliminary pricing supplement.
Maximum payment amount:	$1,561 to $1,792. The maximum payment amount will be determined on the pricing date.
Averaging period:	Each trading day from and including April 5, 2012 to and including April 19, 2012.

April 2007	Page 4

Commodity-Linked Capital-Protected Notes
due April 30, 2012

General Information
Listing:	None
CUSIP:	617446G78
Tax Considerations:	The Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Notes Linked to Commodity Prices, Single Securities, Baskets of Securities or Indices.” Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the Notes, regardless of whether any stated interest is payable on the Notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the Notes generally will be treated as ordinary income. If the Notes were priced on March 28, 2007, the “comparable yield” would be a rate of 5.0780% per annum compounded semi- annually; however, the final comparable yield will be determined on the pricing date and may be different than the comparable yield set forth above. Based on the comparable yield set forth above, the “projected payment schedule” for a Note (assuming an issue price of $1,000) consists of a projected amount equal to $1,285.1428 due at maturity. The actual comparable yield and the projected payment schedule of the Notes will be updated in the final pricing supplement. You should read the discussion under “Description of Notes — United States Federal Income Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the Notes.
The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the Notes, and we make no representation regarding the actual amounts of payments that will be made on a Note.
If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “Description of Notes — United States Federal Income Taxation — Non-U.S. Holders.”
You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the Notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.
Trustee:	The Bank of New York (as successor Trustee to JPMorgan Chase Bank, N.A.)
Underwriter:	Morgan Stanley & Co. Incorporated
Calculation Agent:	Morgan Stanley Capital Services Inc. (“MSCS”)
Contact:	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225 7000)

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the preliminary pricing supplement, prospectus supplement and prospectus related to this offering which can be accessed via the hyperlinks on the front page of this document.

April 2007	Page 5

Commodity-Linked Capital-Protected Notes
due April 30, 2012

Payment at Maturity

At maturity, investors receive the lesser of (i) $1,000 + supplemental redemption amount (if any) and (ii) the maximum payment amount of $1,561-$1,792.

If the natural gas price change is:	The supplemental redemption amount will be:

Less than or equal to zero	$0 – Investors will only receive $1,000 at maturity

Greater than zero	$1,000 * natural gas price change * 170%-240%

Best Case Scenario	The price of natural gas appreciates and the investment returns 170%-240% of the appreciation, resulting in the investor receiving the maximum payment amount of $1,561-$1,792.

Worst Case Scenario	The price of natural gas depreciates or does not appreciate, and the Notes redeem for the principal amount at maturity. This assumes the investment is held to maturity.

Note:

Investors will receive 170%-240% of any natural gas price appreciation up to the maximum payment amount of $1,561-$1,792. We will determine the actual participation rate and maximum payment amount on the pricing date.

If the natural gas price change at maturity is zero or negative, investors will only receive the principal amount at maturity.

See “Hypothetical Payout on the Notes” for examples of how to calculate the payment at maturity.

April 2007	Page 6

Commodity-Linked Capital-Protected Notes
due April 30, 2012

Hypothetical Payout on the Notes

     Presented below are hypothetical examples showing how the payout on the notes at maturity, including the supplemental redemption amount, is calculated. The following hypothetical information is assumed for the examples below:

Hypothetical participation rate:	205%, the midpoint of the expected participation rate of 170%-240%
Hypothetical initial natural gas price:	7.5580
Hypothetical maximum payment amount:	$1,676.50, the midpoint of the expected maximum payment amount of $1,561-$1,792

Example 1: The final average natural gas price is greater than the initial natural gas price and the maximum payment amount is not reached

Hypothetical final average natural gas price:	8.3138

     Your payment at maturity will equal the lesser of (i) the principal amount of $1,000 plus a supplemental redemption amount, if any, and (ii) $1,676.50. The supplemental redemption amount is calculated as:

     Supplemental redemption amount    =    $1,000    x    (natural gas price change    x    participation rate)

     where:

Using the above hypothetical figures, the natural gas price change in this example would equal:

Accordingly, the supplemental redemption amount in this example would equal:

Supplemental redemption amount    =    $1,000    x    (10%    x    205%)    =    $205

     In this example, the final average natural gas price has increased 10% over the initial natural gas price. Because the hypothetical participation rate is 205%, you would receive 205% of the benefit of that increase and the supplemental redemption amount payable at maturity is $205. As such, your payment at maturity for each $1,000 principal amount of notes is $1,205 which is the principal amount of $1,000 plus the supplemental redemption amount of $205.

Example 2: The final average natural gas price is greater than the initial natural gas price to an extent that the maximum payment amount is reached

Hypothetical final average natural gas price:	10.2033

Using the above hypothetical figures, the natural gas price change in this example would equal:

Accordingly, the supplemental redemption amount in this example would equal:

Supplemental redemption amount    =    $1,000    x    (205%    x    35%)    =    $717.50

     In this example, the final average natural gas price has increased 35% over the initial natural gas price. However, when combined with a participation rate of 205% this increase would result in a payment to you at maturity of the $1,000 principal amount plus a supplemental redemption amount of $717.50 or a total of $1,717.50, which exceeds the hypothetical maximum payment amount of $1,676.50. As such, your payment at maturity for each $1,000 principal amount of notes is instead the hypothetical maximum payment amount of $1,676.50.

April 2007	Page 7

Commodity-Linked Capital-Protected Notes
due April 30, 2012

Example 3: The final average natural gas price is less than the initial natural gas price and accordingly, the natural gas price change is less than zero

Hypothetical final average natural gas price:	6.8022

Using the above hypothetical figures, the natural gas price change in this example would equal:

Accordingly, the supplemental redemption amount in this example would equal:

Supplemental redemption amount	=	the greater of,
		$0; and
		$1,000 x (205% x -10%)
	=	$0

     In this example, the natural gas price change is less than zero and therefore the supplemental redemption amount will be zero. As no supplemental redemption amount is payable, the total payment at maturity for each $1,000 principal amount of notes will equal only the $1,000 principal amount.

April 2007	Page 8

Commodity-Linked Capital-Protected Notes
due April 30, 2012

Historical Information

The following table sets forth the published high, low and end of quarter official natural gas prices for each calendar quarter from January 1, 2002 to March 28, 2007. The graph following the table plots the historical natural gas prices for such period. We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification. The historical performance set out in the table and graph below should not be taken as an indication of future performance, and no assurance can be given as to the natural gas price during the averaging period.

	High	Low	Period End

2002
First Quarter	3.4720	1.9080	3.2830
Second Quarter	3.8550	3.0570	3.2450
Third Quarter	4.1380	2.6600	4.1380
Fourth Quarter	5.3410	3.7240	4.7890
2003
First Quarter	9.5770	4.9350	5.0600
Second Quarter	6.5210	4.9190	5.4110
Third Quarter	5.5200	4.4300	4.8300
Fourth Quarter	7.2210	4.4590	6.1890
2004
First Quarter	7.2870	5.0770	5.9330
Second Quarter	6.7050	5.5090	6.1550
Third Quarter	6.9110	4.5700	6.7950
Fourth Quarter	8.7520	6.1490	6.1490
2005
First Quarter	7.6530	5.7900	7.6530
Second Quarter	7.7490	6.1230	6.9810
Third Quarter	14.1960	7.1710	13.9210
Fourth Quarter	15.3780	11.0220	11.2250
2006
First Quarter	10.6260	6.5470	7.2100
Second Quarter	8.1920	5.8870	6.1040
Third Quarter	8.2110	4.2010	5.6200
Fourth Quarter	8.8710	5.6430	6.2990
2007
First Quarter (through
March 28, 2007)	7.8710	6.1620	7.5580

Natural Gas Price Performance - Daily Values
January 1, 2002 through March 28, 2007

April 2007	Page 9

Commodity-Linked Capital-Protected Notes
due April 30, 2012

Selected Risk Factors

The Notes are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the Notes. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of such Notes in light of your particular circumstances. The Notes are not secured debt and investing in the Notes is not equivalent to investing directly in natural gas. The following is a non-exhaustive list of certain key considerations for investors in the Notes. For a complete list of considerations and risk factors, please see the prospectus, prospectus supplement and the preliminary pricing supplement. You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them.

■	No interest payments. The terms of the Notes differ from ordinary debt securities in that no interest will be paid. Because the supplemental redemption amount is variable and may equal zero, the overall return on the Notes may be less than the amount that would be paid on an ordinary debt security.

■	Market price of the Notes may be influenced by many unpredictable factors. Numerous factors will influence the value of the Notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the Notes in the secondary market, including: (i) the price for natural gas at any time and, in particular, during the averaging period, (ii) the volatility (frequency and magnitude of changes in value) of the price for natural gas, (iii) trends of supply and demand for natural gas generally, (iv) actual and anticipated storage costs for natural gas, (v) interest and yield rates in the market, (vi) geopolitical conditions including the outbreak or threat of war in energy producing regions, terrorist activities and interruptions in transportation routes for energy products and economic, financial, political and regulatory or judicial events that affect the market for natural gas or energy markets generally and that may affect the final average natural gas price, (vii) the time remaining to the maturity of the Notes and (viii) the creditworthiness of the issuer. In addition, the commodities markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government intervention. As a result, the market value of the Notes will vary and may be less than the original issue price at any time.

■	The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley is willing to purchase Notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the Notes, as well as the projected profit included in the cost of hedging its obligations under the Notes. In addition, any such prices may differ from values determined by pricing models used by Morgan Stanley, as a result of dealer discounts, mark-ups or other transaction costs.

■	Issuer’s credit ratings may affect the market value. Investors are subject to the credit risk of the Issuer. Any decline in the Issuer’s credit ratings may affect the market value of the Notes.

■	Economic interests of the calculation agent may be potentially adverse to the investors. The calculation agent is an affiliate of the Issuer. Any determinations made by the calculation agent may affect the payout to investors at maturity.

■	Secondary trading may be limited. The Notes will not be listed on any securities exchange and there may be little or no secondary market. Even if there is a secondary market, it may not provide enough liquidity to allow an investor to sell the Notes easily or at a price that it desires. Morgan Stanley currently intends to act as a market maker for the Notes but is not required to do so.

April 2007	Page 10

Commodity-Linked Capital-Protected Notes
due April 30, 2012

■	The price of natural gas is volatile and is affected by numerous factors. Natural gas prices are volatile and are affected by numerous factors. Natural gas is used primarily for residential and commercial heating and in the production of electricity. The level of global industrial activity influences the demand for natural gas. In addition, the demand for natural gas has traditionally been cyclical, with higher demand during winter months and lower demand during relatively warmer summer months. Seasonal temperatures in countries throughout the world can also heavily influence the demand for natural gas. The world’s supply of natural gas is concentrated in the Middle East, Europe, the former Soviet Union and Africa. In general, the supply of natural gas is based on competitive market forces. Inadequate supply at any one time leads to price increases, which signal to production companies the need to increase the supply of natural gas to the market. The ability of production companies to supply natural gas is dependent on a number of factors. Factors that affect the short term supply of natural gas include the availability of skilled workers and equipment, permitting and well development, as well as weather and delivery disruptions (e.g., hurricanes, labor strikes and wars). In addition, production companies face more general barriers to their ability to increase in supply of natural gas, including access to land, the expansion of pipelines and the financial environment. These factors, which are not exhaustive, are interrelated and can have complex and unpredictable effects on the supply for, and the price of, natural gas. A decrease in the price of natural gas may have a material adverse effect on the value of the Notes and the return on your investment in the Notes.

■	Hedging and trading activity by affiliates of the Issuer could adversely affect the price of natural gas and the value of the Notes. MS & Co. and other affiliates of ours have carried out, and will continue to carry out, hedging activities related to the Notes, including trading in the near-month futures contract for natural gas and related futures contracts. MS & Co. and some of our other subsidiaries also trade in financial instruments related to natural gas futures contracts as part of their general commodity trading and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the natural gas price on the pricing date and, accordingly, increase the level at which the natural gas price must be before you would receive at maturity, an amount in cash worth more than the stated principal amount of the Notes.

■	Suspension or disruptions of market trading in commodity and related futures markets may adversely affect the value of the Notes. The futures market for natural gas is subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, the contract is listed on the New York Mercantile Exchange (the “NYMEX”). NYMEX has limits on the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Fluctuation limits will have the effect of precluding trading in the contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the natural gas price and, therefore, the value of the Notes.

April 2007	Page 11